Exhibit 99.1
Consolidated Financial Statements of
(Unaudited)
THERATECHNOLOGIES INC.
Six-month periods ended May 31, 2011 and 2010

THERATECHNOLOGIES INC.
Consolidated Financial Statements
(Unaudited)
Six-month periods ended May 31, 2011 and 2010

THERATECHNOLOGIES INC.
Consolidated Statement of Financial Position
(Unaudited)
As at May 31, 2011, November 30, 2010
(in thousands of Canadian dollars)

			May 31,	November 30,
	Note		2011	2010

			$	$
Assets

Current assets:
Cash			1,010	26,649
Bonds			5,900	1,860
Trade and other receivables	7		1,644	161
Tax credits and grants receivable			649	332
Inventories	8		7,819	4,317
Prepaid expenses			1,059	1,231
Derivative financial assets	10	(a)	681	—

Total current assets			18,762	34,550

Non-current assets:
Bonds			41,779	36,041
Property and equipment			966	1,060

Total non-current assets			42,745	37,101

Total assets			61,507	71,651

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	9		8,395	4,977
Current portion of deferred revenue	5		4,284	6,847

Total current liabilities			12,679	11,824

Non-current liabilities:
Other liabilities			577	325
Deferred revenue	5		6,418	6,846

Total non-current liabilities			6,995	7,171

Total liabilities			19,674	18,995

Equity

Share capital			280,416	279,398
Contributed surplus			7,986	7,808
Deficit			(246,989)	(235,116)
Accumulated other comprehensive income			420	566

Total equity			41,833	52,656

Contingent liability	12
Subsequent events	13

Total liabilities and equity			61,507	71,651

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statement of Comprehensive Income
(Unaudited)
Six-month periods ended May 31, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)

			May 31		May 31
	Note		2011	2010	2011	2010
			(3 months)		(6 months)
			$	$	$	$
Revenue:
Sale of goods			2,005	—	3,803	—
Research services:
Upfront payments and initial technology access fees	5		1,284	1,712	2,995	3,423
Royalties and license fees	5		194	5	203	11

Total revenue			3,483	1,717	7,001	3,434

Cost of sales	6		2,562	—	5,157	—
Research and development expenses, net of tax credits of $165 (2010 - $167) for the three-month period and $318 (2010 - $335) for the six-month period			3,072	4,178	6,065	8,301
Selling and market development expenses			569	765	1,046	1,385
General and administrative expenses			3,695	1,959	6,910	3,704

Total operating expenses			9,898	6,902	19,178	13,390

Results from operating activities			(6,415)	(5,185)	(12,177)	(9,956)

Finance income			455	509	827	1,087
Finance costs			(12)	(95)	(589)	(143)

Total net finance income			443	414	238	944

Net loss before income taxes			(5,972)	(4,771)	(11,939)	(9,012)

Tax recovery			31	—	66	—

Net loss			(5,941)	(4,771)	(11,873)	(9,012)

Other comprehensive loss, net of tax:
Net change in fair value available- for-sale financial assets, net of tax			264	(740)	(60)	(737)
Net change in fair value available- for-sale financial assets transferred to net loss, net of tax			(70)	(94)	(86)	(194)

			194	(834)	(146)	(931)

Total comprehensive loss for the period			(5,747)	(5,605)	(12,019)	(9,943)

Basic and diluted loss per share	10	(c)	(0.10)	(0.08)	(0.20)	(0.15)

See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statement of Changes in Equity
(Unaudited)
Six-month period ended May 31, 2011
(in thousands of Canadian dollars)

						Unrealized gains
						or losses on
						available-for-sale
			Share capital		Contributed	financial
	Note		Number	Dollars	surplus	assets (i)	Deficit	Total

				$	$	$	$	$
Balance as at November 30, 2010			60,512,764	279,398	7,808	566	(235,116)	52,656

Total comprehensive loss for the period:
Net loss			—	—	—	—	(11,873)	(11,873)
Other comprehensive loss:
Net change in fair value of available-for-sale financial assets, net of tax			—	—	—	(60)	—	(60)
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax			—	—	—	(86)	—	(86)

Total comprehensive loss for the period			—	—	—	(146)	(11,873)	(12,019)

Transactions with owners, recorded directly in equity:
Issue of common shares			7,537	34	—	—	—	34
Share-based compensation plan:
Share- based compensation for stock option plan	10	(b)	—	—	536	—	—	536
Exercise of stock options:
Monetary consideration	10	(b)	321,500	626	—	—	—	626
Attributed value	10	(b)	—	358	(358)	—	—	—

Total contributions by owners			329,037	1,018	178	—	—	1,196

Balance as at May 31, 2011			60,841,801	280,416	7,986	420	(246,989)	41,833

(i)	Accumulated other comprehensive income.
See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statement of Changes in Equity, Continued
(Unaudited)
Six-month period ended May 31, 2010
(in thousands of Canadian dollars)

						Unrealized gains
						or losses on
						available-for-sale
			Share capital		Contributed	financial
	Note		Number	Dollars	surplus	assets (i)	Deficit	Total

				$	$	$	$	$
Balance as at November 30, 2009			60,429,393	279,169	6,757	1,282	(244,160)	43,048

Total comprehensive loss for the period:
Net loss			—	—	—	—	(9,012)	(9,012)
Other comprehensive loss:
Net change in fair value of available-for-sale financial assets, net of tax			—	—	—	(737)	—	(737)
Net change in fair value of available-for-sale financial assets transferred to net loss, net of tax			—	—	—	(194)	—	(194)

Total comprehensive loss for the period			—	—	—	(931)	(9,012)	(9,943)

Transactions with owners, recorded directly in equity:
Issue of common shares			2,880	15	—	—	—	15
Share-based compensation plan:
Share- based compensation for stock option plan	10	(b)	—	—	440	—	—	440
Exercise of stock options:
Monetary consideration			55,161	91	—	—	—	91
Attributed value			—	54	(54)	—	—	—

Total contributions by owners			58,041	160	386	—	—	546

Balance as at May 31, 2010			60,487,434	279,329	7,143	351	(253,172)	33,651

(i)	Accumulated other comprehensive income.
See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Consolidated Statement of Cash Flows
(Unaudited)
Six-month periods ended May 31, 2011 and 2010
(in thousands of Canadian dollars)

			May 31		May 31
	Note		2011	2010	2011	2010
			(3 months)		(6 months)
			$	$	$	$
Operating activities:
Net loss			(5,941)	(4,771)	(11,873)	(9,012)
Adjustments for:
Depreciation of property and equipment			73	135	140	282
Share- based compensation			109	207	1,030	440
Write-down of inventories	8		(65)	—	310	—
Lease inducements and amortization			126	42	252	42
Change in fair value of derivative financial assets	10	(a)	40	—	156	—
Change in fair value of liability related to the deferred stock unit plan	10	(a)	(39)	—	(132)	—
Tax recovery			(31)	—	(66)	—

Operating activities before changes in operating assets and liabilities			(5,728)	(4,387)	(10,183)	(8,248)
Change in accrued interest income on bonds			63	216	(171)	379
Change in trade and other receivables			(251)	105	(1,483)	199
Change in tax credits and grants receivable			(164)	(167)	(317)	(2)
Change in inventories			(3,140)	(2,245)	(3,812)	(2,271)
Change in prepaid expenses			(150)	50	172	(345)
Change in accounts payable and accrued liabilities			2,692	3,045	3,064	932
Change in deferred revenue			(1,279)	(1,715)	(2,991)	(3,418)

			(2,229)	(711)	(5,538)	(4,526)

Cash flows used in operating activities			(7,957)	(5,098)	(15,721)	(12,774)

Financing activities:
Proceeds from issue share capital			34	15	34	15
Proceeds from exercise of stock options			621	53	626	91

Cash flows from financing activities			655	68	660	106

Investing activities:
Acquisition of property and equipment			(13)	(161)	(54)	(336)
Proceeds from sale of bonds			8,999	5,356	17,578	14,982
Acquisition of bonds			(1,206)	—	(27,265)	—
Acquisition of derivative financial assets	10	(a)	—	—	(837)	—

Cash flows from (used in) investing activities			7,780	5,195	(10,578)	14,646

Net change in cash			478	165	(25,639)	1,978
Cash as at beginning of period			532	3,332	26,649	1,519

Cash as at May 31			1,010	3,497	1,010	3,497

See note 11 for supplemental cash flow information.
See accompanying notes to unaudited consolidated financial statements.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements
(Unaudited)
Six-month periods ended May 31, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
1.	Reporting entity:
Theratechnologies Inc. is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products with an emphasis on growth hormone releasing factor peptides. Its first product, EGRIFTA® (tesamorelin for injection), was approved by the United States Food and Drug Administration (“FDA’’) in November 2010 and is, to date, the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.
The consolidated financial statements include the accounts of Theratechnologies Inc. and its wholly-owned subsidiaries (together referred to as the ''Company’’ and individually as ''the subsidiaries of the Company’’).
Theratechnologies Inc. is governed by the Business Corporations Act (Québec) and is domiciled in Québec, Canada. The Company is located at 2310 boul. Alfred-Nobel, Montréal, Québec, H4S 2B4.
2.	Basis of preparation:
(a)	Accounting framework:

These unaudited consolidated interim financial statements (“interim financial statements”), including comparative figures, have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as prescribed by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) 34 — Interim Financial Reporting (“IAS 34”).

Certain information, in particular the accompanying notes normally included in the annual financial statements prepared in accordance with IFRS have been omitted or condensed. These interim financial statements do not include all disclosures required under IFRS and accordingly should be read in conjunction with the annual financial statements for the year ended November 30, 2010 and the notes thereto.

The interim consolidated financial statements for the three and six-month periods ended May 31, 2010 have not been reviewed by the Company’s auditors.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended May 31, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
2.	Basis of preparation (continued):
(b)	Summary of accounting policies:

The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited annual financial statements as at November 30, 2010 except as noted below:

Effective December 1, 2010, the Company adopted a new accounting standard, IFRS 8 Operating Segments, that was issued by the IASB. IFRS 8 was revised and now requires disclosure of information about segment assets. This accounting policy change was adopted on a prospective basis with no restatement of prior period financial statements and had no impact on the Company’s operating segments disclosure.

Other new or amended accounting standards also had no impact on the Company’s accounting methods.

(c)	Basis of measurement:

The Company’s consolidated financial statements have been prepared on a going concern and historical cost basis, except for available-for-sale financial assets and derivative financial assets which are measured at fair value.

(d)	Use of estimates and judgements:

The preparation of the Company’s interim financial statements in conformity with IFRSs requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the interim financial statements relate to the timing of revenue recognition, the valuation of share-based compensation, the realizability of deferred tax assets and the recognition and measurement of contingent liabilities.

Other areas of judgement and uncertainty relate to the estimation of accruals for clinical trial expenses, the recoverability of inventories, the measurement of the amount and assessment of the recoverability of tax credits and grants receivable and the capitalization of development expenditures.

Reported amounts and note disclosure reflect the overall economic conditions that are most likely to occur and anticipated measures management intends to take. Actual results could differ from those estimates.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended May 31, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
2.	Basis of preparation (continued):
(d)	Use of estimates and judgements (continued):

The above estimates and assumptions are reviewed regularly. All revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(e)	Functional and presentation currency:

These interim consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand.
3.	Significant accounting standards:
Derivative financial instruments
Derivative financial instruments are recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. The changes in the fair value of derivatives are recognized in the statement of comprehensive income.
4.	Upcoming changes in accounting standards:
(a)	Amendments to existing standards:

Annual improvements to IFRS:

The IASB’s improvements to IFRS contain seven amendments that result in accounting changes for presentation, recognition or measurement purposes. The most significant features of the IASB’s annual improvements project published in May 2010 which are applicable for annual period beginning on or after January 1, 2011 with partial adoption permitted are included under the specific revisions to standards discussed below.
(i)	IFRS 7:

Amendment to IFRS 7, Financial Instruments: Disclosures:

Multiple clarifications related to the disclosure of financial instruments and in particular in regards to transfers of financial assets.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended May 31, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
4.	Upcoming changes in accounting standards (continued):
(a)	Amendments to existing standards (continued):

Annual improvements to IFRS (continued):
(ii)	IAS 1:

Amendment to IAS 1, Presentation of Financial Statements:

Entities may present the analysis of the components of other comprehensive income either in the statement of changes in equity or within the notes to the financial statements.

(iii)	IAS 24:

Amendment to IAS 24, Related Party Disclosures:

There are limited differences in the definition of what constitutes a related party; however, the amendment requires more detailed disclosures regarding commitments.

(iv)	IAS 34:

Amendment to IAS 34, Interim Financial Reporting:

The amendments place greater emphasis on the disclosure principles for interim financial reporting involving significant events and transactions, including changes to fair value measurements and the need to update relevant information from the most recent annual report.
In addition, the following new or revised standards and interpretations have been issued but are not yet applicable to the Company:
(i)	IFRS 9 Financial instruments:

Effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended May 31, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
4.	Upcoming changes in accounting standards (continued):
(a)	Amendments to existing standards (continued):

Annual improvements to IFRS (continued):
(i)	IFRS 9 Financial instruments (continued):

Applies to the classification and measurement of financial assets and liabilities. It is the first of three phases of a project to develop standards to replace IAS 39, Financial Instruments, and was initiated in response to the crises in financial markets.

(ii)	IFRS 10 Consolidated Financial Statements:

Effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

Establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 replaces the consolidation requirements in SIC-12, Consolidation — Special Purpose Entities, and IAS 27, Consolidated and Separate Financial Statements.

(iii)	IFRS 13 Fair Value Management:

Effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted.

Provides new guidance on fair value measurement and disclosure requirements.
5.	Revenue and deferred revenue:
a)	EMD Serono Inc.

On October 28, 2008, the Company entered into a collaboration and licensing agreement with EMD Serono Inc. (“EMD Serono”), an affiliate of Merck KGaA, of Darmstadt, Germany, regarding the exclusive commercialization rights of EGRIFTA® in the United States for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy (the “Initial Product”).

Under the terms of the agreement, the Company is responsible for the development of the Initial Product up to obtaining marketing approval in the United States, which was obtained on November 10, 2010. The Company is also responsible for production and for the development of a new formulation of the initial product. EMD Serono is responsible for conducting product commercialization activities.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended May 31, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
5.	Revenue and deferred revenue (continued):
a)	EMD Serono Inc. (continued)

At the closing of the agreement, on December 15, 2008, the Company received US$30,000 (CAD$36,951), which included an initial payment of US$22,000 (CAD$27,097) and US$8,000 (CAD$9,854) as a subscription for common shares in the Company by Merck KGaA at a price of US$3.67 (CAD$4.52) per share. The Company may receive up to US$215,000, which amount includes the initial payment of US$22,000, the equity investment of US$8,000, as well as payments based on the achievement of certain development, regulatory and sales milestones. The Company will also be entitled to receive increasing royalties on annual net sales of EGRIFTA® in the United States, if applicable.

Royalties on sales are paid quarterly in arrears based on the calendar quarter and, in each year, the royalty rate increases once a pre-agreed level of sales is reached. For the six-month period ended May 31, 2011, an amount of $194 was recognized as royalty revenue in relation to the initial sales period from the product launch in January until March 31, 2011.

The initial payment of $27,097 has been deferred and is being amortized on a straight-line basis over the estimated period for developing a new formulation of the Initial Product. This period may be modified in the future based on additional information that may be received by the Company. In April 2011, further development work has caused the Company to extend the services period to year end 2013 rather than year end 2012. For the six-month period ended May 31, 2011, an amount of $2,995 (2010 - $3,423) was recognized as revenue. As at May 31, 2011, the deferred revenue related to this transaction amounted to $10,697 (November 30, 2010 — $13,692).

The Company may conduct research and development (“R&D”) for additional indications. Under the collaboration and licensing agreement, EMD Serono will have the option to commercialize additional indications for tesamorelin in the United States. If it exercises this option, EMD Serono will pay half of the development costs related to such additional indications. In such cases, the Company will also have the right, subject to an agreement with EMD Serono, to participate in the promotion of the additional indications.

b)	Sanofi-aventis

On December 6, 2010, the Company announced the signing of a distribution and licensing agreement with Sanofi-aventis (''Sanofi’’), covering the commercial rights for EGRIFTA® in Latin America, Africa, and the Middle East for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended May 31, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
5. Revenue and deferred revenue (continued):
b)	Sanofi-aventis (continued)

Under the terms of the agreement, the Company will sell EGRIFTA® to Sanofi at a transfer price equal to the higher of a percentage of Sanofi’s net selling price and a predetermined floor price. The Company has retained all future development rights to EGRIFTA® and will be responsible for conducting research and development for any additional clinical programs. Sanofi will be responsible for conducting all regulatory activities for EGRIFTA® in the aforementioned territories, including applications for approval in the different countries for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company also granted Sanofi an option to commercialize tesamorelin for other indications in the territories mentioned above. If such option is not exercised, or is declined, by Sanofi, the Company may commercialize tesamorelin for such indications on its own or with a third party.

c)	Ferrer Internacional S.A.

On February 3, 2011, the Company entered into a distribution and licensing agreement with Ferrer Internacional S.A. (''Ferrer’’) covering the commercial rights for EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries.

Under the terms of the Agreement, the Company will sell EGRIFTA® to Ferrer at a transfer price equal to the higher of a significant percentage of the Ferrer’s net selling price and a predetermined floor price. The Company has retained all development rights to EGRIFTA® for other indications and will be responsible for conducting research and development for any additional programs. Ferrer will be responsible for conducting all regulatory and commercialization activities in connection with EGRIFTA® for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in the territories mentioned above. The Company will be responsible for the manufacture and supply of EGRIFTA® to Ferrer. The Company has the option to co-promote EGRIFTA® for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in the territories. Ferrer has the option to enter into a co-development and commercialization agreement using tesamorelin relating to any such new indications. The terms and conditions of such a co-development and commercialization agreement will be negotiated based on any additional program chosen for development.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended May 31, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
6.	Cost of sales:

		May 31,	May 31,
Periods ended May 31 (six months)	Note	2011	2010
		$	$
Cost of goods sold		3,803	—
Other costs		305	—
Write-down of inventories	8	310	—
Costs associated with validating additional suppliers		739	—

		5,157	—

		May 31,	May 31,
Periods ended May 31 (three months)	Note	2011	2010
		$	$
Cost of goods sold		2,005	—
Other costs		142	—
Write-down of inventories		(65)	—
Costs associated with validating additional suppliers		480	—

		2,562	—

7.	Trade and other receivables:

	May 31,	November 30,
	2011	2010
	$	$
Trade receivables	1,350	6
Sales tax receivable	145	100
Loans granted to employees under the share purchase plan	36	25
Loans granted to related parties under the share purchase plan	—	22
Other receivables	113	8

	1,644	161

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended May 31, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
8.	Inventories:
For the six-month period ended May 31, 2011, $4 of raw materials, $23 of work in progress and $283 of finished products were written down to their net realizable value (2010 — nil). Consequently, a write-down of $310 was recorded to cost of sales in 2011 (2010 — nil).
9.	Accounts payable and accrued liabilities:

			May 31,	November 30,
	Note		2011	2010
			$	$
Trade payables			2,896	1,001
Accrued liabilities and other payables			3,136	1,440
Salaries and benefits due to related parties			546	565
Employee salaries and benefits payable			1,163	1,971
Liability related to the deferred stock unit plan	10	(a)	654	—

			8,395	4,977

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended May 31, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
10.	Share capital:
(a)	Deferred stock unit plan:

On December 10, 2010, the Board of Directors adopted a deferred stock unit plan (the “DSU Plan”) for the benefit of its directors and officers (the “Beneficiaries”). The goal of the DSU Plan is to increase the Company’s ability to attract and retain high-quality individuals to act as directors or officers and better align their interests with those of the shareholders of the Company in the creation of long-term value. Under the terms of the DSU Plan, Beneficiaries who are directors are entitled to elect to receive all or part of their annual retainer to act as directors in deferred stock units (“DSU”). In addition to his annual retainer, the Chairman of the Board is also entitled to elect to receive all or part of his annual retainer in DSU. Beneficiaries who act as officers are entitled to elect to receive all or part of their annual bonus, if any, in DSU. The value of a DSU (the “DSU Value”) is equal to the average closing price of the common shares on The Toronto Stock Exchange on the date on which a Beneficiary determines that he desires to receive or redeem DSU and during the four (4) previous trading days. Beneficiaries who act as directors must elect to receive DSU before December 23 of a calendar year for the ensuing calendar year whereas Beneficiaries who act as officers must make that election within 48 hours after having been notified of their annual bonus. For the purposes of granting DSU, the DSU Value for directors is determined as at December 31 of a calendar year and the DSU Value for officers is determined on the second business day after they have been notified of their annual bonus.

DSU may only be redeemed when a Beneficiary ceases to act as a director or an officer of the Company. Upon redemption, the Company must provide a Beneficiary with an amount in cash equal to the DSU Value on the Redemption Date. Beneficiaries may not sell, transfer or otherwise assign their DSU or any rights associated therewith other than by will or in accordance with legislation regarding the vesting and partition of successions.

The DSU are totally vested at the grant date. In the case of the DSU granted to officers for annual bonuses, a DSU liability is recorded at the grant date in place of the liability for the bonuses payments. In the case of the directors, the expense related to DSU and their liabilities are recognized at the grant date. During the six-month period ended May 31, 2011, $494 (2010 — nil) was recorded as an expense and is included in general and administrative expenses. The liability is adjusted periodically to reflect any change in market value of common shares. During the six-month period ended May 31, 2011, a gain of $132 was recognized due to the change in the intrinsic value of DSU. As at May 31, 2011, the Company has a total of 143,655 DSU outstanding (2010 — nil) and a liability related to the DSU of $654 (2010 — nil). During the six-month period ended May 31, 2011, 2,005 DSU were redeemed for a cash consideration of $9.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended May 31, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
10.	Share capital (continued):
(a)	Deferred stock unit plan (continued):

To protect against fluctuations in the value of the DSU’s, the Company signed two futures stock contracts in the first quarter of 2011. The Company paid $837 as advance payments on the contracts, $580 for the first and $257 for the second, these amounts correspond to 146,875 common shares of the Company at a price of $5.69 and $5.72 respectively. The contracts expire in December 2011. They were not designated as hedging instruments for accounting purposes. Changes in fair value of these contracts are, therefore, included in gain (loss) on financial instruments carried at fair value in the period in which they occur. During the six-month period ended May 31, 2011, a loss of $156 related to the change in the fair value of derivative financial assets was recognized. As at May 31 2011, the fair value of future stock contracts was $681 (2010 — nil) and is recorded in derivative financial assets.

(b)	Stock option plan:

The Company has established a stock option plan under which it can grant to its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. A maximum number of 5,000,000 options can be granted under the plan. Generally, the options vest at the date of the grant or over a period of up to five years. As at May 31, 2011, 837,172 options could still be granted by the Company (2010 — 1,017,501).

All options are to be settled by physical delivery of shares.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended May 31, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
10.	Share capital (continued):
(b)	Stock option plan (continued):

Changes in outstanding options granted under the Company’s stock option plan for the year ended November 30, 2010 and the six-month period ended May 31, 2011 were as follows:

		Weighted
		average
		exercise price
	Options	per option
		$
Options at November 30, 2009	2,665,800	5.20

Granted	335,000	4.03
Expired	(32,500)	11.15
Forfeited	(38,671)	3.61
Exercised	(80,491)	1.66

Options at November 30, 2010	2,849,138	5.12

Granted	250,000	5.65
Expired	(39,000)	13.91
Forfeited	(67,167)	3.53
Exercised	(321,500)	1.95

Options at May 31, 2011	2,671,471	5.46

The fair value of the options granted was estimated at the grant date using the Black-Scholes model and the following weighted average assumptions:

	May 31,	May 31,
	2011	2010

Risk-free interest rate	2.72%	2.46%
Volatility	74%	81%
Average option life in years	7.5	7.5
Dividend yield	Nil	Nil
Grant-date share price	$5.65	$3.84
Option exercise price	$5.65	$3.84

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended May 31, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
10. Share capital (continued):
(b)	Stock option plan (continued):

The risk-free interest rate is based on the implied yield on a Canadian Government zero-coupon issue with a remaining term equal to the expected term of the option. The volatility is based solely on historical volatility equal to the expected life of the option. The life of the options is estimated considering the vesting period at the grant date, the life of the option and the average length of time of similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain in all earnings to finance operations and future growth.

The following table summarizes the measurement date weighted average fair value of stock options granted during the periods ended May 31, 2011 and 2010:

		Weighted
		average
	Number of	grant-date
Periods ended May 31 (six months)	options	fair value
		$
2011	250,000	4.08
2010	265,000	2.90

Weighted
average
	Number of	grant-date
Periods ended May 31 (three months)	options	fair value
$
2011	—	—
2010	—	—

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended May 31, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
10.	Share capital (continued):
(c)	Earnings per share:

The calculation of basic earnings per share for the period of six months ended May 31, 2011 was based on the net loss attributable to common shareholders of the Company of $11,873 (2010 — $9,012), and a weighted average number of common shares outstanding of 60,617,230 (2010 — 60,452,993). The weighted average number of common shares is calculated as follows:

	May 31,	May 31,
Periods ended May 31 (six months)	2011	2010

Issued common shares at December 1	60,512,764	60,429,393
Effect of share options exercised	103,679	23,268
Effect of share issued during the period	787	332

Weighted average number of common shares at May 31	60,617,230	60,452,993

	May 31,	May 31,
Periods ended May 31 (three months)	2011	2010

Issued common shares at March 1	60,515,764	60,450,557
Effect of share options exercised	200,484	16,350
Effect of share issued during the period	1,557	657

Weighted average number of common shares at May 31	60,717,805	60,467,564

Diluted cost per share was not presented as the effect of options and DSU would have been anti-dilutive. All options and DSU outstanding at the end of the period could potentially dilute basic earnings per share in the future.

THERATECHNOLOGIES INC.
Notes to the Consolidated Financial Statements, Continued
(Unaudited)
Six-month periods ended May 31, 2011 and 2010
(in thousands of Canadian dollars, except per share amounts)
11.	Supplemental cash flow information:
The Company entered into the following transactions which had no impact on the cash flows:

	May 31,	May 31,
	2011	2010
	$	$
Additions to property and equipment included in accounts payable and accrued liabilities	57	61

In addition, interest received totaled $570 (2010 — $1,272).
12.	Contingent liability:
On July 26, 2010, the Company received a motion of authorization to institute a class action lawsuit against the Company, a director and a former executive officer (the “Motion”). This Motion was filed in the Superior Court of Quebec, district of Montréal. The applicant is seeking to initiate a class action suit to represent the class of persons who were shareholders at May 21, 2010 and who sold their common shares of the Company on May 25 or 26, 2010. This applicant alleges that the Company did not comply with its continuous disclosure obligations as a reporting issuer by failing to disclose certain alleged adverse effects relating to the administration of EGRIFTA®. The Company is of the view that the allegations contained in the Motion are entirely without merit and intends to take all appropriate actions to vigorously defend its position.
The Motion has not yet been heard by the Superior Court of Quebec.
The Company has subscribed to insurance covering its potential liability and the potential liability of its directors and officers in the performance of their duties for the Company subject to a $200 deductible.
13.	Subsequent events:
On June 2, 2011, following a re-evaluation of its R&D business model, the Company announced a restructuring aimed at relying more on external partners in both the private and public sectors in order to bring its R&D projects forward. The restructuring led to a workforce reduction of 25% affecting 24 of its 95 employees. The related annual compensation for these 24 employees was $2,300 in 2011. The Company will incur restructuring costs of $700 in the third quarter.
Between June 1, 2011 and July 5, 2011, 6,666 options were exercised at a weighted exercise average price of $1.80 per share for a cash consideration of $12.